UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-26058

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

KFORCE 401(k) RETIREMENT

SAVINGS PLAN

1001 EAST PALM AVENUE

TAMPA, FL 33605

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KFORCE INC.

1001 EAST PALM AVENUE

TAMPA, FL 33605

Kforce 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2006 and 2005 and for the Year Ended December 31, 2006, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Participants, and Administrator of

Kforce 401(k) Retirement Savings Plan

Tampa, Florida

We have audited the accompanying statements of net assets available for benefits of the Kforce 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida June 28, 2007

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2006 AND 2005

	2006	2005
PARTICIPANT-DIRECTED INVESTMENTS—at fair value
(including $931,118 and $732,608 of participant loans at
December 31, 2006 and 2005, respectively)	$84,596,293	$72,845,845

RECEIVABLES:
Employer contribution	149,926	553,235
Participant contributions	246,436	180,353

Total receivables	396,362	733,588

CASH AND CASH EQUIVALENTS	—	243

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	$84,992,655	$73,579,676

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$84,992,655	$73,579,676

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$10,278,985
Interest and dividends	794,178

Net investment income	11,073,163

Contributions:
Participant	10,612,032
Employer	149,926
Rollovers from other qualified plans	2,631,885

Total contributions	13,393,843

Total additions	24,467,006

DEDUCTIONS:
Benefits paid to participants	13,054,027

Total deductions	13,054,027

NET INCREASE IN NET ASSETS	11,412,979

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	73,579,676

End of year	$84,992,655

See notes to financial statements.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

General—The Kforce 401(k) Retirement Savings Plan (the “Plan”) is sponsored by Kforce Inc. (“Kforce”). The Plan is a defined contribution plan covering substantially all employees, except those that meet certain exceptions. Prudential Bank & Trust FSB (“Prudential” or the “Trustee”) is the administrator and trustee of the plan.

The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility—All employees are eligible to participate in the Plan with the exception of the following:

•	Employees who are leased employees under Internal Revenue Code (the “Code”) Section 414(n),

•	Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan,

•	Employees who are nonresident aliens with no U.S. source earned income,

•	Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees,

•	Employees who are not on the U.S. payroll of Kforce.

Contributions—Participants may contribute up to 75% of their compensation for the year subject to the limitations provided in the Code, which was $15,000 for those under age 50 and $20,000 for those over age 50 for 2006. Kforce matching and other contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Code. Kforce contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1,000 hours as of the last day of the Plan year, or who have terminated employment because of death or total disability or after reaching age 55. For the year ended December 31, 2006, Kforce made matching contributions equal to 10% of participant contributions for the period to all eligible participants still employed at December 31, 2006.

All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee’s discretion into various investment options. Investment elections may be changed by the employee at any time.

Participant Accounts—Each participant’s account is self-directed and is credited with the participant’s contributions, Kforce’s matching and other contributions, and Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. For those participants that were enrolled in the Plan prior to 2001, a profit-sharing account may be maintained by the Trustee to account for previous years’ profit-sharing contributions. The Plan document has been amended, and as such, profit-sharing contributions are no longer made.

Rollovers—All employees who meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer’s qualified retirement plan or a conduit IRA.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Kforce contributions and earnings vest at 20%, 40%, and 60% after two, three, and four years of vesting service, respectively. Kforce contributions become 100% vested upon:

•	Normal retirement,

•	Total disability,

•	Death,

•	Completion of five years of vesting service,

•	Plan termination.

In-Service Withdrawals—Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

•	Age 59-1/2,

•	Financial hardship,

•	Withdrawals from profit-sharing account.

Plan Termination—Although it has not expressed any intent to do so, Kforce has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all participants’ accounts have been completely distributed to each participant (or their designated beneficiary) in accordance with the Plan.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. Kforce contributions are automatically invested in the investment options selected by each participant.

Loans—Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant’s highest loan balance outstanding in the 12 months prior to the date of the loan or 50% of the participant’s vested account balance. The minimum amount for a loan is $500.

Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

The loans are collateralized by the balance in the participant’s account and bear interest at a reasonable rate. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—Upon termination of service, a participant may elect an immediate single-sum payment. Other forms of payments are available as per the terms of the Plan.

At December 31, 2006 and 2005, there were approximately $92,000 and $35,000, respectively, in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

Forfeited Accounts—Nonvested balances resulting from Kforce contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service or receives a distribution. A one-year break in service is any year a participant works less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant’s account if the participant pays back the full amount of the distribution within five years of the re-employment date.

Forfeited balances will be used first to fund any restorations. If any forfeitures remain unallocated, they shall be used to reduce employer matching contributions, if any, then to reduce employer qualified nonelective contributions, and finally to increase the employer matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations. For the year ended December 31, 2006, there were $606,000 in matching contributions which were made out of forfeited funds. Qualified nonelective contributions of approximately $0 was made out of the forfeitures account during the year ended December 31, 2006 and $11,000 was made for the year ended December 31, 2005. The suspense account was maintained in the Guaranteed Income Fund at December 31, 2006 and the Merrill Lynch Retirement Preservation Trust at December 31, 2005. Forfeited funds in the suspense account at December 31, 2006 and 2005 were approximately $570,000 and $234,000, respectively.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments, including common stock, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Loans are carried at cost which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Contributions—Employee contributions are recorded when salary or bonus is paid. Kforce contributions are recorded when authorized.

Payment of Benefits—Benefits are recorded when paid.

Expenses of Plan—Administrative expenses of the Plan are paid by Kforce.

Adoption of new Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

3.	INVESTMENTS

The following presents investments, at fair value, that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005:

	December 31
	2006	2005
Description of Investment
Large Cap Value/LSV Asset Management Fund	$17,821,849	$14,055,898
Jennison Small Company Fund	9,860,035	10,235,703
Guaranteed Income Fund	9,544,222	8,564,945
International Value/LSV Asset Management Fund	10,187,763	7,886,613
Kforce Inc. Common Stock	6,752,696	7,367,804
Pimco Total Return Fund	5,467,378	4,941,497
American Funds Growth Fund of America	4,992,190	2,549,665

During the year ended December 31, 2006, the Plan’s investments, including gains and losses on investments purchased, sold, and held during the year, appreciated in value as follows:

Mutual fund - Jennison Small Company Fund	$1,447,055
Mutual fund - Pimco Total Return Fund	(33,982)
Mutual fund - Dryden Stock Index Fund	392,698
Mutual fund - Van Kampen Equity and Income Fund	316,932
Mutual fund - American Funds Growth Fund of America	368,260
Mutual fund - Goldman Sachs Mid-Cap Value Fund	329,712
Mutual fund - Thornburgh International Value Fund	518,876
Pooled separate accounts	5,976,003
Kforce Inc. common stock	861,774
Self-direct account	101,657

Net appreciation in fair value of investments	$10,278,985

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Prudential. At December 31, 2006 and 2005, contract value approximated fair value therefore no adjustment was recorded. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 10% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1.50%.

Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2006	2005
Average yields:
Based on annualized earnings (1)	3.45%	3.30%
Based on interest rate credited to participants (2)	3.45%	3.30%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Kforce by a letter dated June 21, 2007, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, Kforce and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of mutual funds, pooled separate accounts, an unallocated insurance contract managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest. Fees paid by the Plan participants for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 554,864 and 660,197 shares, respectively of common stock of Kforce Inc. the sponsoring employer.

KFORCE 401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

Identity of Party Involved	Description of Investment	Current Value
Kforce Inc. *	Common Stock	$6,752,696

Jennison Small Company Fund	Mutual Fund	9,860,035
Pimco Total Return Fund	Mutual Fund	5,467,378
Dryden Stock Index Fund	Mutual Fund	3,225,748
Van Kampen Equity and Income Fund	Mutual Fund	3,509,773
American Funds Growth Fund of America	Mutual Fund	4,992,190
Goldman Sachs Mid-Cap Value Fund	Mutual Fund	2,467,230
Thornburgh International Value Fund	Mutual Fund	2,919,041
Large Cap Value/LSV Asset Management Fund*	Pooled Separate Account	17,821,849
International Value/LSV Management Fund*	Pooled Separate Account	10,187,763
Small Cap Value/Munder Capital Fund*	Pooled Separate Account	2,559,125
Small Cap Growth/Granahan Fund*	Pooled Separate Account	1,360,311
Mid Cap Growth/TimesSquare Fund*	Pooled Separate Account	1,262,421
Guaranteed Income Fund*	Unallocated insurance contract	9,544,222

Participant Loans*		931,118

Self-Direct Account	Self-Directed Option	1,735,393

		$84,596,293

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kforce Inc. 401(k) Retirement Savings Plan

(Registrant)

June 29, 2007	/s/ Joseph J. Liberatore
(Date)	Joseph J. Liberatore
Plan Administrator and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm